                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                                 DIATIDE, INC.
________________________________________________________________________________
                               (Name of Issuer)


                   Common Stock, Par Value $.001 Per Share
________________________________________________________________________________
                        (Title of Class of Securities)


                                   252842109
        _______________________________________________________________
                                (CUSIP Number)


                             Robert Chabora, Esq.
                             Schering Berlin Inc.
                             340 Changebridge Road
                                 P.O. Box 1000
                              Montville, NJ 07045
                                (973) 694-4100


                                  Copies To:


                              Peter S. Wilson, Esq.
                            Cravath, Swaine & Moore
                                Worldwide Plaza
                               825 Eighth Avenue

                           Telephone: (212) 474-1000

________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)


                              September 17, 1999
        _______________________________________________________________
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

   Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-----------------------
 CUSIP NO. 252842109
-----------------------

------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    BXA Acquisition Company
------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                              (a) [_]
                                                               (b) [_]
------------------------------------------------------------------------------
    SEC USE ONLY
3

------------------------------------------------------------------------------
    SOURCE OF FUNDS
4
    AF
------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                             [_]
5
------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
6
    Delaware
------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
   NUMBER OF                  0

    SHARES       -----------------------------------------------------------
                    SHARED VOTING POWER
  BENEFICIALLY   8

   OWNED BY             2,035,565
                 -----------------------------------------------------------
     EACH           SOLE DISPOSITIVE POWER
                 9
   REPORTING                   0

    PERSON       -----------------------------------------------------------
                    SHARED DISPOSITIVE POWER
     WITH        10
                    2,035,565
------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
    2,035,565
------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12  (SEE INSTRUCTIONS)
                                                                      [_]
------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
    APPROXIMATELY 16.1% OF THE COMMON STOCK OUTSTANDING
------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON
14
    CO
------------------------------------------------------------------------------

-----------------------
 CUSIP NO. 252842109
-----------------------

------------------------------------------------------------------------------
    NAME OF REPORTING PERSON
1   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Schering Berlin Inc.
------------------------------------------------------------------------------
    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
2                                                              (a) [_]
                                                               (b) [_]
------------------------------------------------------------------------------
    SEC USE ONLY
3

------------------------------------------------------------------------------
    SOURCE OF FUNDS
4
    AF
------------------------------------------------------------------------------
    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
    TO ITEMS 2(d) or 2(e)                                           [_]
5
------------------------------------------------------------------------------
    CITIZENSHIP OR PLACE OF ORGANIZATION
6
    Delaware
------------------------------------------------------------------------------
                    SOLE VOTING POWER
                 7
   NUMBER OF                  0

    SHARES       -----------------------------------------------------------
                    SHARED VOTING POWER
  BENEFICIALLY   8

   OWNED BY             2,035,565
                 -----------------------------------------------------------
     EACH           SOLE DISPOSITIVE POWER
                 9
   REPORTING                  0

    PERSON       -----------------------------------------------------------
                    SHARED DISPOSITIVE POWER
     WITH        10
                    2,035,565
------------------------------------------------------------------------------
    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11
    2,035,565
------------------------------------------------------------------------------
    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                  [_]
------------------------------------------------------------------------------
    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
    APPROXIMATELY 16.1% OF THE COMMON STOCK OUTSTANDING
------------------------------------------------------------------------------
    TYPE OF REPORTING PERSON
14
    CO
------------------------------------------------------------------------------

-----------------------
CUSIP NO. 252842109
-----------------------

-------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
1     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Schering Aktiengesellschaft
-------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
2                                                              (a) [_]
                                                               (b) [_]
-------------------------------------------------------------------------------
      SEC USE ONLY
3

-------------------------------------------------------------------------------
      SOURCE OF FUNDS
4
      WC
-------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) OR 2(e)                                             [_]
5
-------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
6
      Germany
-------------------------------------------------------------------------------
                  SOLE VOTING POWER
NUMBER OF      7

 SHARES        ---------------------------------------------------------------
                  SHARED VOTING POSER
BENEFICIALLY   8
                  2,035,565
 OWNED BY      ---------------------------------------------------------------
                  SOLE DISPOSITIVE POWER
   EACH        9

REPORTING      ---------------------------------------------------------------
                  SHARED DISPOSITIVE POWER
 PERSON        10
                  2,035,565
  WITH

-------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11    2,035,565
-------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12    (SEE INSTRUCTIONS)
                                                                      [_]
-------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      APPROXIMATELY 16.1% OF THE COMMON STOCK OUTSTANDING
-------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      CO
-------------------------------------------------------------------------------

*On September 17, 1999, BXA Acquisition Company, a Delaware Corporation (the "Purchaser"), and Schering Berlin Inc., a Delaware Corporation ("Parent"), as guarantor, entered into separate Purchase Agreements (the "Purchase Agreements") with each of Alta Embarcadero Biopharma Partners, LLC ("Alta Embarcadero"), Alta Biopharma Partners, L.P. ("Alta"), Chase Venture Capital Associates, L.P. ("Chase"), Neomed Fund Limited ("Neomed") and Medsource S.A. ("Medsource" and, together with Alta Embarcadero, Alta, Chase and Neomed, the "Principal Stockholders"), pursuant to which each Principal Stockholder has agreed, among other things, in connection with the Offer (as defined in the Offer to Purchase (as defined below)) to sell, as the case may be, (i) all such Principal Stockholder's shares of Series A Convertible Preferred Stock of the Company at a price of $9.75 per share in cash or such greater amount as shall be equal to the highest price per Share (as defined in the Offer to Purchase) paid pursuant to the Offer or (ii) all of such Principal Stockholder's Series B Convertible Preferred Stock of the Company at a price of $9.50 per share in cash or such greater amount as shall be equal to the highest price per Share paid pursuant to the Offer, in each case subject to certain conditions. A copy of each Purchase Agreement is attached hereto as Exhibit 3(a), (b), (c), (d) and (e), respectively, and each Purchase Agreement is described more fully in Section 12 of the Offer to Purchase dated September 24, 1999 (the "Offer to Purchase"), attached hereto as Exhibit 1.

Item 1.  Security and Issuer

  This Schedule 13D relates to the Common Stock, par value $.001 per share of Diatide, Inc., a Delaware corporation (the "Company"). The address of the Company's principal executive office is 9 Delta Drive, Londonderry, New Hampshire 03053.

Item 2.  Identity and Background

  (a)-(c) and (f) This Schedule 13D is being filed by the Purchaser, a wholly owned subsidiary of Parent, which is a wholly owned subsidiary of Schering Aktiengesellschaft, a corporation organized under the laws of Germany ("Schering AG"). Information concerning the principal business and the address of the principal offices of the Purchaser, Parent and AG is set forth in Section 9 ("Certain Information Concerning the Purchaser, Parent and Schering AG") of the Offer to Purchase and is incorporated herein by reference. The name, citizenship, business address, present principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser, Parent and Schering AG is set forth in Schedule I to the Offer to Purchase and is incorporated herein by reference.

  (d) and (e) During the last five years, none of the Purchaser, Parent or Schering AG or, to the best knowledge of the Purchaser, Parent or Schering AG, any of their respective executive officers or directors, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 3.  Source and Amount of Funds or Other Consideration

  The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

Item 4.  Purpose of Transaction

  (a)-(g) and (j) The information set forth in Section 12 ("Purpose of the Offer; the Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

  (h) and (i) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotations; Exchange Act Registration; Margin Regulations") of the Offer to Purchase is incorporated herein by reference.

Item 5.  Interest in Securities of the Issuer

  (a)-(c) The information set forth in "Introduction" and Section 12 ("Purpose of the Offer, the Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

  The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser, Parent and AG") and Section 12 ("Purpose of the Offer; the Merger Agreement; Other Agreements; Plans for the Company") of the Offer to Purchase is incorporated herein by reference.

Item 7.  Material to Be Filed as Exhibits

 (1)    Offer to Purchase dated September 24, 1999.

 (2) Agreement and Plan of Merger dated as of September 17, 1999, among the Purchaser, Parent and the Company.

 (3)(a) Stock Purchase Agreement dated as of September 17, 1999, between Alta Biopharma Partners, L.P. and the Purchaser.

 (3)(b) Stock Purchase Agreement dated as of September 17, 1999, between Medsource S.A. and the Purchaser.

 (3)(c) Stock Purchase Agreement dated as of September 17, 1999, between Neomed Fund Limited and the Purchaser.

 (3)(d) Stock Purchase Agreement dated as of September 17, 1999, between Alta Embarcadero Biopharma Partners, LLC and the Purchaser.

 (3)(e) Stock Purchase Agreement dated as of September 17, 1999, between Chase Venture Capital Associates, L.P. and the Purchaser.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 24, 1999

                                BXA ACQUISITION COMPANY,


                                By: /s/ ROBERT CHABORA
                                    -----------------------------
                                    Name: Robert Chabora
                                    Title: President



                                SCHERING BERLIN INC.,

                                By: /s/ ROBERT CHABORA
                                    -----------------------------
                                    Name: Robert Chabora
                                    Title: Vice President - Law



                                SCHERING AKTIENGESELLESCHAFT,

                                By: /s/ KLAUS POHLE
                                    -----------------------------
                                    Name: Dr. Klaus Pohle
                                    Title: Vice Chairman and CFO

                                 EXHIBIT INDEX



EXHIBIT
PAGE
NUMBER                           EXHIBIT NAME


 (1)    Offer to Purchase dated September 24, 1999.

 (2) Agreement and Plan of Merger dated as of September 17, 1999, among the Purchaser, Parent and the Company.

 (3)(a) Stock Purchase Agreement dated as of September 17, 1999, between Alta Biopharma Partners, L.P. and the Purchaser.

 (3)(b) Stock Purchase Agreement dated as of September 17, 1999, between Medsource S.A. and the Purchaser.

 (3)(c) Stock Purchase Agreement dated as of September 17, 1999, between Neomed Fund Limited and the Purchaser.

 (3)(d) Stock Purchase Agreement dated as of September 17, 1999, between Alta Embarcadero Biopharma Partners, LLC and the Purchaser.

 (3)(e) Stock Purchase Agreement dated as of September 17, 1999, between Chase Venture Capital Associates, L.P. and the Purchaser.